Exhibit 99(a)(1)(A)

PUT RIGHT NOTICE

FOR

3.50% EXCHANGEABLE SENIOR NOTES DUE 2026

ISSUED BY

CORPORATE OFFICE PROPERTIES, L.P. AND

GUARANTEED BY CORPORATE OFFICE PROPERTIES TRUST

CUSIP NUMBER 22003BAA4

NOTICE IS HEREBY GIVEN pursuant to Section 3.05 of the Indenture, dated as of September 18, 2006 (the “Indenture”), among Corporate Office Properties, L.P., as Issuer (“we” or the “Company”), Corporate Office Properties Trust, as Guarantor (the “Guarantor” or the “Trust”), and Wells Fargo Bank, National Association, as trustee and paying agent (the “Trustee” or “Paying Agent”), that, at the option of each holder (“Holder”) of the Company’s 3.50% Exchangeable Senior Notes due 2026 (the “Notes”), which are fully and unconditionally guaranteed by the Guarantor, the Company will repurchase such Holder’s Notes for 100% of the principal amount of the Notes, plus any accrued and unpaid interest thereon up to, but not including, the date of repurchase (the “Repurchase Price”), subject to the terms and conditions of the Indenture, the Notes and this Put Right Notice and related notice materials, as amended and supplemented from time to time (the “Put Option”). Holders may surrender their Notes from 9:00 a.m., New York City time, on Wednesday, August 10, 2011 through 5:00 p.m., New York City time, on Thursday, September 8, 2011 (the “Expiration Date”), which is the fifth Business Day immediately preceding September 15, 2011 (the “Repurchase Date”).  On September 15, 2011, the next interest payment date under the Notes, the Company will pay $17.50 per $1,000 principal amount of Notes, which is the amount of accrued and unpaid interest on the Notes payable on September 15, 2011 pursuant to the Indenture, to Holders of record on September 1, 2011. Unless the Company defaults in making payment of the Repurchase Price, interest on the Notes repurchased will cease to accrue on and after the Repurchase Date. Notes as to which a Put Right Repurchase Notice (as defined below) has been given may be exchanged only if the Put Right Repurchase Notice is withdrawn in accordance with the terms of the Indenture. All capitalized terms used but not specifically defined in this Put Right Notice shall have the meanings given to such terms in the Indenture and the Notes.

To exercise your option to have the Company purchase your Notes and receive the Repurchase Price, you must validly surrender the Notes along with a duly executed put right repurchase notice in the form attached hereto as Annex B (a “Put Right Repurchase Notice”), if applicable, prior to 5:00 p.m., New York City time, on the Expiration Date. Notes surrendered for purchase may be withdrawn at any time prior to 10:00 a.m., New York City time, on Wednesday, September 14, 2011, which is the Business Day immediately prior to the Repurchase Date, by delivering a valid written notice of withdrawal as described in Section 4 of this Put Right Notice, if applicable, or otherwise in accordance with Section 3.05(d) of the Indenture.

The Trustee has informed the Company that, as of the date of this Put Right Notice, all custodians and beneficial holders of the Notes hold the Notes through Depository Trust Company (“DTC”) accounts and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for purchase hereunder must be delivered through the transmittal procedures of DTC.

Additional Information

The Paying Agent has notified the Company that the Paying Agent may be obligated to withhold a percentage of the repurchase proceeds from any Holder of Notes who has failed to furnish the Paying Agent with a valid taxpayer identification number or a certification that such Holder is not subject to backup withholding. Holders of Notes who wish to avoid such withholding should submit a completed IRS Form W-9 when presenting Notes for repurchase.

If you have any questions concerning the foregoing, please contact Karen M. Singer, Senior Vice President, General Counsel and Secretary, at (443) 285-5400 or via mail c/o Corporate Office Properties Trust, 6711 Columbia Gateway Drive, Suite 300, Columbia, Maryland 21046.

*CUSIP numbers have been assigned by CUSIP Service Bureau and are included solely for the convenience of the Holders of the Notes. Neither the Company nor Wells Fargo Bank, National Association shall be responsible for the selection or use of the CUSIP numbers, nor is any representation made as to their correctness as indicated in this Notice of Repurchase.

The Trustee and Paying Agent is:

Wells Fargo Bank, National Association

By registered mail or certified mail:	By regular mail or overnight courier:	By Hand:

Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.
MAC - N9303-121	MAC - N9303-121	Northstar East Building -
Corporate Trust Operations	Corporate Trust Operations	12th floor
P.O. Box 1517	Sixth Street & Marquette Avenue	Corporate Trust Services
Minneapolis, MN 55480-1517	Minneapolis, MN 55479	608 Second Avenue South
Minneapolis, MN 55402

Facsimile (eligible institutions only): (612) 667-6282

Telephone Inquiries:  (800) 344-5128

Delivery of this instrument to an address other than as set forth above, or transmission of instructions other than as set forth above, will not constitute a valid delivery.

Date of Notice:  August 16, 2011

SUMMARY TERM SHEET	2
IMPORTANT INFORMATION CONCERNING THE PUT OPTION	5
Information Concerning the Company and the Trust	5
Information Concerning the Notes	5
The Company’s Obligation to Repurchase the Notes	5
Repurchase Price	6
Exchange Rights of the Notes	6
Market for the Notes and the Trust’s Common Shares	6
Redemption	7
Fundamental Change	8
Ranking	8
Dividends	8
Procedures to be Followed by Holders Electing to Surrender Notes for Repurchase	8
Method of Delivery	8
Agreement to be Bound by the Terms of the Put Option	8
Delivery of Notes	10
Right of Withdrawal	10
Payment for Surrendered Notes	11
Notes Acquired	11
Plans or Proposals of the Company and the Trust	11
Interests of Trustees, Executive Officers and Affiliates of the Company and the Trust in the Notes	12
Repurchases of Notes by the Trust, the Company and their Affiliates	12
Certain United States Federal Income Tax Considerations	13
Additional Information	17
No Solicitations	17
Definitions	17
Conflicts	18

No person has been authorized to give any information or to make any representations other than those contained in the Put Option (as defined below) and, if given or made, such information or representations must not be relied upon as having been authorized. The Put Option does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of the Put Option shall not under any circumstances create any implication that the information contained in the Put Option is current as of any time subsequent to the date of such information. None of the Company, the Trust or their respective employees, or the Trust’s board of trustees, is making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Notes. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Notes for repurchase and, if so, the amount of Notes to surrender.

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Put Option. To understand the Put Option fully and for a more complete description of the terms of the Put Option, we urge you to read carefully the remainder of this Put Right Notice because the information in this summary is not complete. We have included section references to direct you to a more complete description of the topics in this summary.

Who is required to satisfy the Put Option?

The Company is obligated, at your option, to repurchase your validly surrendered Notes.  The Trust has guaranteed all of the obligations of the Company under the Indenture.  The Trust is the sole general partner of the Company, and owned approximately 94% of its outstanding common unit interests and approximately 96% its outstanding preferred unit interests as of June 30, 2011.

Why is the Company issuing the Put Right Notice?

The right of each Holder of the Notes to surrender and the obligation of the Company to repurchase the Notes, as set forth in the Company’s Put Right Notice for 3.50% Exchangeable Senior Notes due 2026, dated August 16, 2011, and the related notice materials filed as exhibits to Schedule TO, is required by the terms of the Notes and has been a right of Holders from the time the Notes were issued on September 18, 2006.  The purpose of furnishing you with this Put Right Notice is to comply with Section 3.05 of the Indenture.  We are required to repurchase the Notes of any Holder who validly surrenders such Holder’s Notes pursuant to the terms of the Notes and the Indenture.

What Notes are you obligated to repurchase?

We are obligated to repurchase all of the Notes validly surrendered at the option of the Holder.  As of August 16, 2011, the aggregate principal amount of Notes outstanding was $162,500,000. The Notes were issued under the Indenture.

How much will you pay and what is the form of payment?

Pursuant to the terms of the Indenture and the Notes, for all Notes validly surrendered for repurchase and not withdrawn prior to 10:00 a.m., New York City time, on Wednesday, September 14, 2011, which is the Business Day immediately prior to the Repurchase Date, we will pay, in cash, the Repurchase Price, which is equal to $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the Repurchase Date.

How can I determine the market value of the Notes?

There currently is a limited trading market for the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on such factors as trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of the Trust’s common shares of beneficial interest, $0.01 par value per share (the “Common Shares”), with respect to which the value that would be paid to Holders if they exercised their rights to exchange the Notes would be determined, the operating results of the Company and the Trust and the market for similar securities. Holders are urged to obtain current market information for the Notes, to the extent available, and the Common Shares before making any decision with respect to the Put Option. The Common Shares are listed on the New York Stock Exchange (the

“NYSE”) under the symbol “OFC.” On August 15, 2011, the closing sale price of the Common Shares on the NYSE was $26.88 per share.

Is the Company or the Trust’s board of trustees making a recommendation regarding the Put Option?

None of the Company, the Trust or their respective employees, or the Trust’s board of trustees, is making any recommendation to Holders as to whether to surrender or refrain from surrendering Notes for repurchase pursuant to the Put Option.  This Put Right Notice is being issued solely because of the Company’s obligation under the Indenture.  You must make your own decision whether to surrender your Notes for repurchase in the Put Option and, if so, the amount of Notes to surrender.

When does the Put Option expire?

The Repurchase Date specified in the Indenture is September 15, 2011. The Put Option expires at 5:00 p.m., New York City time, on the Expiration Date (Thursday, September 8, 2011), which is the fifth Business Day immediately preceding September 15, 2011, or such later date and time to which the Put Option may be extended under limited circumstances as discussed in Section 2.1 hereof. We do not intend to extend the period Holders have to accept the Put Option unless reasonably necessary to comply with applicable laws.  Noteholders who do not surrender their Notes for repurchase will have another opportunity to cause us to repurchase their Notes in connection with subsequent put option repurchase dates in September 2016 and September 2021.

What are the conditions to the repurchase by the Company of the Notes?

The repurchase by us of validly surrendered Notes is not subject to any condition other than such repurchase being lawful and satisfaction of the procedural requirements described in this Put Right Notice.

How do I surrender my Notes?

To surrender your Notes for repurchase pursuant to the Put Option, you must surrender the Notes through the transmittal procedures of DTC no later than the Expiration Date.

•                                          Holders whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder’s Notes and instruct such nominee to surrender the Notes on the Holder’s behalf through the transmittal procedures of DTC.

•                                          Holders who are DTC participants should surrender their Notes electronically through DTC’s Automated Tender Offer Program (“ATOP”) system, subject to the terms and procedures of that system on or before the Expiration Date.

By surrendering your Notes through the transmittal procedures of DTC, you agree to be bound by the terms of the Put Option set forth in this Put Right Notice.

If I surrender my Notes, when will I receive payment for them?

We will accept for payment all validly surrendered Notes promptly on the Repurchase Date. We will promptly forward to Wells Fargo Bank, National Association, as paying agent, on or prior to the Repurchase Date, the appropriate amount of cash required to pay the Repurchase Price for the Notes validly surrendered and not withdrawn prior to 10:00 a.m., New York City time, on Wednesday, September 14, 2011, which is the Business Day immediately prior to the Repurchase Date, and the Paying Agent will promptly distribute the cash to DTC, the sole record Holder.  DTC will thereafter distribute the cash to its participants in accordance with its procedures.

Until what time can I withdraw previously surrendered Notes?

You can withdraw Notes previously surrendered for repurchase at any time prior to 10:00 a.m., New York City time, on Wednesday, September 14, 2011, which is the Business Day immediately prior to the Repurchase Date.

How do I withdraw previously surrendered Notes?

To withdraw Notes previously surrendered for repurchase, you must comply with the withdrawal procedures of DTC prior to 10:00 a.m., New York City time, on Wednesday, September 14, 2011, which is the Business Day immediately prior to the Repurchase Date.

Do I need to do anything if I do not wish to surrender my Notes for repurchase?

No. If you do not surrender your Notes by the Expiration Date, we will not repurchase your Notes and such Notes will remain outstanding subject to their existing terms.

If I choose to surrender some of my Notes for repurchase, do I have to surrender all of my Notes?

No. You may surrender all of your Notes, a portion of your Notes or none of your Notes for repurchase. If you wish to surrender a portion of your Notes for repurchase, however, you must surrender your Notes in a principal amount of $1,000 or an integral multiple thereof.

If I do not surrender my Notes for repurchase, will I continue to be able to exercise my exchange rights?

Yes. If you do not surrender your Notes for repurchase, your exchange rights will not be affected. You will continue to have the right to exchange each $1,000 principal amount of Notes into cash and, with respect to excess exchange value of the Notes, as contemplated by the Indenture, Common Shares, subject to the terms, conditions and adjustments specified in the Indenture and the Notes.

Will I have to pay taxes if I surrender my Notes for repurchase in the Put Option?

The receipt of cash in exchange for Notes pursuant to the Put Option will be a taxable transaction for U.S. federal income tax purposes, and you may recognize gain, income, loss or deduction (see discussion of “Certain United States Federal Income Tax Considerations” below). You should consult with your tax advisor regarding the actual tax consequences to you.

Who is the Paying Agent?

Wells Fargo Bank, National Association, the Trustee under the Indenture, is serving as the Paying Agent in connection with the Put Option. The Paying Agent’s address and telephone and facsimile numbers are set forth on the front cover page of this Put Right Notice.

Who can I talk to if I have questions about the Put Option?

Questions and requests for assistance in connection with the surrender of Notes for repurchase in the Put Option may be directed to the Paying Agent at the address, telephone and facsimile numbers set forth on the front cover page of this Put Right Notice.

IMPORTANT INFORMATION CONCERNING THE PUT OPTION

1.                                      Information Concerning the Company and the Trust.

The Trust and its subsidiaries, including the Company (collectively, “COPT”) is a fully-integrated and self-managed real estate investment trust (“REIT”) that focuses primarily on strategic customer relationships and specialized tenant requirements in the United States Government and defense information technology sectors and data centers serving such sectors.  COPT acquires, develops, manages and leases office and data center properties that are typically concentrated in large office parks primarily located adjacent to government demand drivers and/or in strong markets that COPT believes possess growth opportunities.  As of June 30, 2011, COPT’s investments in real estate included the following:

•                  249 wholly owned operating office properties totaling 20.2 million square feet;

•                  17 wholly owned office properties under construction, development or redevelopment that COPT estimates will total approximately 2.2 million square feet upon completion, including two partially operational properties included above;

•                  wholly owned land parcels totaling 1,516 acres that COPT believes are potentially developable into approximately 13.0 million square feet;

•                  a wholly owned, partially operational, wholesale data center which upon completion is expected to have an initial stabilization critical load of 18 megawatts; and

•                  partial ownership interests in a number of other real estate projects in operations, under construction or development or held for future development.

COPT’s executive offices are located at 6711 Columbia Gateway Drive, Suite 300, Columbia, Maryland 21046 and our telephone number is (443) 285-5400.

2.                                      Information Concerning the Notes.

The Notes were issued under the Indenture.  The Notes are fully and unconditionally guaranteed by the Guarantor.  As of August 16, 2011, the aggregate principal amount of Notes outstanding was $162,500,000. The Notes mature on September 15, 2026.

2.1.         The Company’s Obligation to Repurchase the Notes.  Pursuant to the terms of the Notes and the Indenture, the Company is obligated, at the Holder’s option, to repurchase on the Repurchase Date all Notes that are (a) validly surrendered for repurchase no later than 5:00 p.m., New York City time, on the Expiration Date (Thursday, September 8, 2011), which is the fifth Business Day immediately preceding the Repurchase Date and (b) not withdrawn prior to 10:00 a.m., New York City time, on Wednesday, September 14, 2011, which is the Business Day immediately prior to the Repurchase Date.  The Company reserves the right to make changes to the terms of the Put Option if reasonably necessary to comply with the federal securities laws and regulations. If we make any change to this Put Option which we determine constitutes a material change, or if we waive a material condition to this Put Option, we will promptly disclose the change or waiver in a supplement to this Put Right Notice that we will distribute to Holders, and we will make a public announcement of such change or waiver promptly afterward by means of a press release or other legally permissible means. To comply with applicable laws, it may be necessary to extend the expiration date of the Put Option for a period of five to ten business days, depending on the significance of the change or waiver, if the Put Option would otherwise expire during the five-to-ten business-day period. If we are required to extend the expiration date of the Put Option, we will make a public announcement of such extension promptly by means of a press release or other legally permissible means. The repurchase by the Company of validly surrendered Notes is not subject to any condition other than such repurchase being lawful and the procedural requirements described in this Put Right Notice and the Indenture.

2.2.         Repurchase Price.  Pursuant to the terms of the Indenture and the Notes, the Repurchase Price to be paid by the Company for the Notes on the Repurchase Date is 100% of the principal amount of the Notes, plus accrued and unpaid interest on the Notes up to, but not including, the Repurchase Date. The Repurchase Price will be paid in cash, in whole or in part at any time or from time to time, with respect to any and all Notes validly surrendered for repurchase and not withdrawn prior to 10:00 a.m., New York City time, on Wednesday, September 14, 2011, which is the Business Day immediately prior to the Repurchase Date.  Notes validly surrendered for repurchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.

The Repurchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or the Common Shares. Thus, the Repurchase Price may be significantly higher or lower than the market price of the Notes on the Repurchase Date. Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes and the Common Shares before making a decision regarding whether to surrender their Notes for repurchase.

None of the Company, the Trust or their respective employees, or the Trust’s board of trustees, is making any recommendation to Holders as to whether to surrender or refrain from surrendering Notes for repurchase pursuant to the Put Option. Each Holder must make such Holder’s own decision whether to surrender such Holder’s Notes for repurchase and, if so, the principal amount of Notes to surrender based on such Holder’s assessment of the current market value of the Notes and the Common Shares and other relevant factors.

2.3.         Exchange Rights of the Notes.  Holders that do not surrender their Notes for repurchase pursuant to the Put Option will maintain the right to exchange their Notes into cash and, with respect to any excess exchange value of the Notes, as contemplated by the Indenture, Common Shares, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. Any Notes that are surrendered pursuant to the Put Option may be exchanged in accordance with the terms of the Indenture and the Notes only if such surrendered Notes have been validly withdrawn prior to 10:00 a.m., New York City time, on Wednesday, September 14, 2011, which is the Business Day immediately prior to the Repurchase Date, as described in Section 4 below, and then only in accordance with the Indenture and the Notes. As of August 16, 2011, the Exchange Rate is 19.3470 shares per $1,000 principal amount of Notes, subject to subsequent adjustment as set forth in the Indenture. The exchange agent for the Notes is Wells Fargo Bank, National Association. The exchange agent’s address, telephone and facsimile numbers are set forth on the front cover page of this Put Right Notice.

2.4.         Market for the Notes and the Trust’s Common Shares.  There currently is a limited trading market for the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on such things as trading volume, the balance between buy and sell orders, prevailing interest rates, the operating results of the Company and the Trust, the market price and implied volatility of the Common Shares and the market for similar securities. Holders are urged to obtain current market information for the Notes, to the extent available, and the Common Shares before making any decision with respect to the Put Option. The Common Shares, with respect to which the value that would be paid to Holders if they exercised their rights to exchange the Notes would be determined, are listed on the New York Stock Exchange under the symbol “OFC.” We cannot assure you that a market will exist for the Notes following our repurchase of Notes pursuant to the Put Option. The extent of the market for the Notes following our repurchase of Notes pursuant to the Put Option will depend upon, among other things, the remaining outstanding principal amount of the Notes at such time, the number of holders of Notes remaining at that time and the interest on the part of securities firms in maintaining a market in the Notes.  As of the date of this Put Right Notice, all of the Notes are held in global form through DTC and DTC is the sole record Holder of the Notes.  As of August 16, 2011, there was $162,500,000 aggregate principal amount of Notes outstanding.

The following table sets forth, for the calendar year quarters indicated, the high and low sales prices of the Common Shares as reported on the NYSE.

Calendar Quarter	High	Low
2011
3rd Quarter (through August 15, 2011)	$31.83	$22.72
2nd Quarter	$36.79	$30.63
1st Quarter	$36.90	$33.83
2010
4th Quarter	$38.96	$33.33
3rd Quarter	$39.85	$35.04
2nd Quarter	$43.61	$34.82
1st Quarter	$42.44	$32.69
2009
4th Quarter	$38.29	$31.77
3rd Quarter	$40.59	$26.87
2nd Quarter	$33.14	$23.13
1st Quarter	$30.92	$20.49

On August 15, 2011, the closing sales price of the Common Shares on the NYSE was $26.88 per share. As of July 18, 2011, there were approximately 71,912,302 Common Shares outstanding. We urge you to obtain current market information for the Notes, to the extent available, and for the Common Shares before making any decision to surrender your Notes pursuant to the Put Option.

2.5.         Redemption.  Prior to September 20, 2011 (the “Redemption Date”), the Company may redeem the Notes for cash, in whole or in part, only if the Company determines it necessary to redeem the Notes in order to preserve the Trust’s status as a REIT.  On or after the Redemption Date, the Notes are redeemable for cash at any time at the option of the Company, in whole or in part, but only if the Company has made at least ten (10) semi-annual interest payments (including the interest payments on March 15, 2007 through September 15, 2011) in the full amount required by the Indenture and the Notes.  The Company has made all interest payments through March 15, 2011 and expects to make the tenth (10th) interest payment when due on September 15, 2011.  The redemption price would be equal to 100% of the principal amount of the Notes to be redeemed plus unpaid interest, if any, accrued thereon to, but excluding, the Redemption Date.

2.6.         Fundamental Change.  A Holder may require the Company to repurchase for cash, in whole or in part (in principal amounts of $1,000 and integral multiples thereof), any of the Holder’s Notes not already repurchased if there is a Fundamental Change (as defined in the Indenture) at a repurchase price equal to 100% of the principal amount of Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date (as defined in the Indenture).

2.7.         Ranking.  The Notes are senior unsecured general obligations of the Company ranking equally with other existing and future senior unsecured indebtedness of the Company and ranking senior in right of payment to any future indebtedness of the Company that is expressly made subordinate to the Notes by the terms of such indebtedness.

Holders of our secured indebtedness have claims that are prior to the claims of holders of the Notes to the extent of the value of the assets securing that other indebtedness.  The Notes are effectively subordinated to all such secured indebtedness. We are not restricted under the terms of the Notes from incurring additional indebtedness, including secured debt.

2.8.         Dividends.  The Holders of Notes are not entitled to dividends. Upon exchange into Common Shares, the Holders will be entitled to dividends, if any, made to holders of Common Shares.

3.             Procedures to be Followed by Holders Electing to Surrender Notes for Repurchase.

Holders will not be entitled to receive the Repurchase Price for their Notes unless (a) they validly surrender their Notes prior to the Expiration Date and (b) do not withdraw the Notes prior to 10:00 a.m., New York City time, on Wednesday, September 14, 2011, which is the Business Day immediately prior to the Repurchase Date. Only registered Holders are authorized to surrender their Notes for repurchase. Holders may surrender some or all of their Notes; however, any Notes surrendered must be in $1,000 principal amount or an integral multiple thereof and any remaining portion of Notes held by and Holder must be a multiple of $1,000. If Holders do not validly surrender their Notes prior to the close of business on the Expiration Date, their Notes will remain outstanding subject to the existing terms of the Notes.

3.1.         Method of Delivery.  As of the date of this Put Right Notice, all custodians and beneficial holders of the Notes hold the Notes through DTC accounts, and there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for repurchase hereunder must be delivered through DTC’s ATOP system. A form of Put Right Repurchase Notice is attached to this Put Right Notice as Annex B. The delivery of Notes via the ATOP system will satisfy Holders’ notice requirements in the Indenture. Delivery of Notes and all other required documents, including delivery and acceptance through the ATOP system, is at the election and risk of the person surrendering such Notes.

3.2.         Agreement to be Bound by the Terms of the Put Option. By surrendering your Notes through the transmittal procedures of DTC, a Holder acknowledges and agrees as follows:

•              such Notes shall be repurchased as of the Repurchase Date, pursuant to the terms and conditions set forth in this Put Right Notice;

•              such Holder agrees to all of the terms and conditions set forth in this Put Right Notice;

•              such Holder has received this Put Right Notice and acknowledges that this Put Right Notice provides the notice required pursuant to the Indenture;

•              upon the terms and subject to the conditions set forth in this Put Right Notice, the Indenture and the Notes, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns and transfers to the Company, all right, title and interest in and to all the Notes surrendered, (ii) releases and discharges the Company, the Trust and their respective trustees, officers, employees and affiliates from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Notes, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any redemption or defeasance of the Notes or to exchange the Notes and (iii) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such surrendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Notes, or transfer ownership of such Notes, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Repurchase Price of any surrendered Notes that are repurchased by the Company), all in accordance with the terms set forth in this Put Right Notice;

•              such Holder represents and warrants that such Holder (i) owns the Notes surrendered and is entitled to surrender such Notes and (ii) has full power and authority to surrender, sell, assign and transfer the Notes surrendered hereby and that when such Notes are accepted for repurchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

•              such Holder agrees, upon request from the Company, to execute and deliver any additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes surrendered;

•              such Holder understands that all Notes validly surrendered for repurchase and not withdrawn prior to 10:00 a.m., New York City time, on Wednesday, September 14, 2011, which is the Business Day immediately prior to the Repurchase Date, will be repurchased at the Repurchase Price, in cash, pursuant to the terms and conditions of the Indenture, the Notes, this Put Right Notice and related notice materials, as amended and supplemented from time to time;

•              payment for Notes repurchased pursuant to this Put Right Notice will be made by deposit of the Repurchase Price for such Notes with the Paying Agent, which will act as agent for surrendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders;

•              surrenders of Notes may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in this Put Right Notice at any time prior to 10:00 a.m., New York City time, on Wednesday, September 14, 2011, which is the Business Day immediately prior to the Repurchase Date;

•              all authority conferred or agreed to be conferred pursuant to the terms of the Put Option hereby shall survive the death or incapacity of the undersigned and every obligation of the Holder and shall be binding upon the Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•              the delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to the Company; and

•              all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Notes pursuant to the procedures described in this Put Right Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole direction, which determination shall be final and binding on all parties.

3.3.         Delivery of Notes.

Notes Held Through a Custodian.  A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder’s Notes and instruct such nominee to surrender the Notes for repurchase on the Holder’s behalf through the transmittal procedures of DTC as set forth below prior to the close of business on the Expiration Date.

Notes in Global Form. A Holder who is a DTC participant may elect to surrender to the Company such Holder’s beneficial interest in the Notes by:

•              delivering to the Paying Agent’s account at DTC through DTC’s book-entry system such Holder’s beneficial interest in the Notes prior to the close of business on the Expiration Date; and

•              electronically transmitting such Holder’s acceptance through the ATOP system, subject to the terms and procedures of that system prior to the close of business on the Expiration Date.

In surrendering Notes through the ATOP system, the electronic instructions sent to DTC by the Holder or by a broker, dealer, commercial bank, trust company or other nominee on such Holder’s behalf, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the terms of the Put Option, including those set forth above under Section 3.2 “Agreement to be Bound by the Terms of the Put Option.”

4.             Right of Withdrawal.  Notes validly surrendered for repurchase before the Expiration Date may be withdrawn at any time prior to 10:00 a.m., New York City time, on Wednesday,

September 14, 2011, which is the Business Day immediately prior to the Repurchase Date.  In order to withdraw Notes, Holders must comply with the withdrawal procedures of DTC prior to such time.

This means a Holder must deliver, or cause to be delivered, a valid withdrawal request through the ATOP system from the tendering DTC participant prior to 10:00 a.m., New York City time, on Wednesday, September 14, 2011, which is the Business Day immediately prior to the Repurchase Date. The withdrawal notice must:

•              specify the DTC Voluntary Offer Instruction Number, the name of the participant for whose account such Notes were tendered and such participant’s account number at DTC to be credited with the withdrawn Notes;

•              contain a description of the Notes to be withdrawn (including the principal amount to be withdrawn); and

•              be submitted through the ATOP system by such participant under the same name as the participant’s name is listed in the original tender, or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Notes.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

5.             Payment for Surrendered Notes. We will promptly forward to the Paying Agent, on or prior to the Repurchase Date, the appropriate amount of cash required to pay the Repurchase Price for the Notes validly surrendered and not withdrawn prior to 10:00 a.m., New York City time, on Wednesday, September 14, 2011, which is the Business Day immediately prior to the Repurchase Date, and the Paying Agent will promptly distribute the cash to DTC, the sole record Holder. DTC will thereafter distribute the cash to its participants in accordance with its procedures.

The total amount of funds required by us to repurchase all of the Notes will be $162,500,000 plus accrued and unpaid interest up to, but not including, the Repurchase Date (assuming all of the Notes are validly surrendered for repurchase and accepted for payment on the Repurchase Date).  In the event any Notes are surrendered and accepted for payment, we intend to use cash on hand to repurchase the Notes.

6.             Notes Acquired. Any Notes repurchased by us pursuant to the Put Option will be cancelled by the Trustee, pursuant to the terms of the Indenture.

7.             Plans or Proposals of the Company and the Trust. Except as publicly disclosed prior to the date of this Put Right Notice, neither the Company nor the Trust currently has any plans which would be material to a Holder’s decision to surrender Notes for repurchase in the Put Option, which relate to or which would result in:

•              any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Trust, the Company or any of their respective subsidiaries;

•              any purchase, sale or transfer of a material amount of assets of the Trust, the Company or any of their respective subsidiaries;

•              any material change in the present dividend rate or policy, or indebtedness or capitalization of the Trust, the Company or any of their respective subsidiaries;

•              any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of trustees of the Trust or to fill any existing vacancies on the Trust’s board or to change any material term of the employment contract of any executive officer;

•              any other material change in the corporate structure or business of the Trust, the Company or any of their respective subsidiaries;

•              any class of equity securities of the Trust or the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•              any class of equity securities of the Trust or the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•              the suspension of the obligation of the Trust to file reports under Section 15(d) of the Exchange Act;

•              the acquisition by any person of additional securities of the Trust or the Company or the disposition of securities of the Company; or

•              any changes in the charter, bylaws or other governing instruments of the Trust or the Company or other actions that could impede the acquisition of control of the Trust or the Company.

8.             Interests of Trustees, Executive Officers and Affiliates of the Company and the Trust in the Notes.  Except as otherwise disclosed below, based on a reasonable inquiry by the Company and the Trust:

•              none of the Trust, the Company or any or their executive officers, trustees, subsidiaries or other affiliates has any beneficial interest in the Notes;

•              the Company will not repurchase any Notes from such persons; and

•              during the 60 days preceding the date of this Put Right Notice, none of such officers, directors or affiliates has engaged in any transactions in the Notes.

A list of the trustees and executive officers of the Trust, which is the sole general partner of the Company, is attached to this Put Right Notice as Annex A.

9.             Repurchases of Notes by the Trust, the Company and Their Affiliates. Each of the Trust, the Company and their respective affiliates, including executive officers and trustees, is prohibited under applicable United States federal securities laws from purchasing Notes (or the right to repurchase Notes) other than through the Put Option until at least the 10th business day after the Expiration Date.  Following such time, if any Notes remain outstanding, the Company and its affiliates may repurchase Notes in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at repurchase prices higher or lower than the Repurchase Price. Any decision to repurchase Notes after the Put Option, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes surrendered for repurchase pursuant to the Put Option, the market price of the Common Shares, the business and financial position of the Company and the Trust and general economic and market conditions.

10.          Certain United States Federal Income Tax Considerations. The following discussion summarizes certain material U.S. federal income tax considerations that may be relevant to U.S. and Non-U.S. Holders (as defined below) of our Notes who surrender such Notes for cash pursuant to the Put Option. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations, administrative decisions and rulings of the Internal Revenue Service (the “IRS”) and court decisions as of the date hereof, all of which are subject to change (possibly with retroactive effect) and all of which are subject to differing interpretation.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to Holders in light of their particular circumstances or to persons subject to special treatment under the U.S. federal income tax laws. In particular, this discussion deals only with persons that hold our Notes as capital assets within the meaning of the Code. Except as expressly provided below, this discussion does not address the tax treatment of special classes of persons, such as banks, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, persons holding our Notes as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction, United States expatriates, persons subject to the alternative minimum tax and persons who acquired our Notes as compensation. Furthermore, this discussion does not address any state, local, foreign or non-income tax considerations.

For purposes of the following discussion, a “U.S. Holder” generally refers to (i) a citizen or resident of the United States; (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or of a political subdivision of the United States; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) any trust if (1) a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person. A “Non-U.S. Holder” generally refers to a person that is not a U.S. Holder or an entity treated as a partnership for U.S. federal income tax purposes.

If a partnership, or an entity treated as a partnership for U.S. federal income tax purposes, holds our Notes, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A partner in a partnership holding our Notes should consult its tax advisor regarding the consequences of the surrender of the Notes pursuant to the Put Option.

THE DISCUSSION SET FORTH BELOW IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR

PERSON. ACCORDINGLY, HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS APPLICABLE STATE, LOCAL AND FOREIGN TAX LAWS.

U.S. HOLDERS

Surrender of Notes for Repurchase

A U.S. Holder generally will recognize gain or loss on the surrender of a Note for repurchase equal to the difference between (i) the cash received by such U.S. Holder (excluding cash attributable to accrued but unpaid interest) and (ii) such U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will equal its cost, increased by any original issue discount previously included in income with respect to the Note and the amount of any market discount such U.S. Holder elected to include in income with respect to the Note (as described below). Subject to the market discount rules described below, any gain or loss recognized generally will be capital gain or loss and will be long-term capital gain or loss if a Holder held its Note more than one year at the time of surrender. Limitations apply to the deduction of capital losses.

Subject to a de minimis exception, if a U.S. Holder acquired a Note subsequent to original issuance for less than its stated principal amount, the amount of such difference is treated as “market discount.” Any gain recognized on the surrender of a Note with market discount will be treated as ordinary income to the extent of market discount accrued during the Holder’s holding period for such Note, unless such Holder had elected to include the market discount in income as it accrued. If a U.S. Holder elected to include market discount on a Note in income as it accrued, such U.S. Holder’s basis in the Note would have been increased to reflect the amount of income so included. Market discount accrues ratably unless a Holder makes an election to accrue such discount on a constant yield basis.

The receipt of cash attributable to accrued but unpaid interest will be taxable as ordinary interest income to the extent not previously included in income.

A U.S. Holder that acquired a Note at a premium should consult its tax advisor regarding the U.S. federal income tax consequences of surrendering the Note for repurchase pursuant to the Put Option.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to the amount paid to a U.S. Holder unless such U.S. Holder is an exempt recipient (such as a corporation). A U.S. Holder also may be subject to backup withholding on such payment unless the U.S. Holder (i) provides a correct U.S. taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements or (ii) is a corporation or other exempt recipient and, if required, provides a certification to such effect. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S.

Holder’s U.S. federal income tax liability provided the required information is furnished on a timely basis to the IRS.

NON-U.S. HOLDERS

Surrender of Notes for Repurchase

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the surrender of a Note pursuant to the Put Option unless:

•                                          such gain is effectively connected with the conduct of a trade or business in the United States by such Holder (and, if required by an applicable income tax treaty, is attributable to a permanent establishment in the United States maintained by such Holder);

•                                          such Holder is an individual present in the United States for 183 days or more in the taxable year of surrender, and certain other conditions are met; or

•                                          the Notes constitute United States real property interests (“USRPIs”) within the meaning of the Foreign Investment in Real Property Tax Act (“FIRPTA”).

Gain described in the first bullet point will be subject to regular U.S. federal income tax, generally in the same manner as if the Non-U.S. Holder were a U.S. Holder, and, in the case of a corporate Non-U.S. Holder, such gain also may be subject to a 30 percent “branch profits” tax (or such lower rate as provided in an applicable income tax treaty). Gain described in the second bullet point will be subject to a flat 30 percent U.S. federal income tax, which generally may be offset by U.S.-sourced capital losses. Gain described in the third bullet point will be subject to regular U.S. federal income tax, generally as if the Non-U.S. Holder were a U.S. Holder, and, in the case of a corporate Non-U.S. Holder, such gain also may be subject to a 30 percent branch profits tax (or such lower rate as provided in an applicable income tax treaty).

Although the applicable rules are not entirely clear, we intend to take the position that the Notes will not constitute USRPIs at the time of the exchange if we are a “domestically controlled qualified investment entity” at such time. We will be a domestically controlled qualified investment entity if, at all times during a specified testing period, we are a “real estate investment trust” within the meaning of the Code and less than 50 percent in value of our shares is held directly or indirectly by non-U.S. persons. We believe we are currently a domestically controlled qualified investment entity and, therefore, we expect the surrender of a Note pursuant to the Put Option would not be subject to taxation under FIRPTA. Because the Common Shares are publicly traded, no assurance can be given that we are, or will continue to be, a domestically controlled qualified investment entity. If, at the time of surrender, we cannot determine whether we are a domestically controlled qualified investment entity, we intend to withhold 10 percent of the gross amounts payable on the surrender. If the surrender of a Note is nevertheless exempt from U.S. federal income tax under FIRPTA, any amounts withheld from payments to a Non-U.S. Holder may be refunded or credited against such Holder’s U.S. federal income tax liability, if any, provided the Holder files with the IRS, on a timely basis, the required IRS forms.

Accrued interest paid to a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax provided:

•                                          such interest is not effectively connected with the conduct of a trade or business in the United States by such Holder (or, if required by an applicable income tax treaty, is not effectively connected with the conduct of a trade or business in the United States through a permanent establishment in the United States maintained by such Holder);

•                                          the Holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of our stock entitled to vote;

•                                          the Holder is not a “controlled foreign corporation” related to us within the meaning of Section 864(d)(4) of the Code;

•                                          the Holder is not a bank whose receipt of interest on a Note is described in Section 881(c)(3)(A) of the Code; and

•                                          the Holder provides its name and address, and certifies it is not a U.S. person or the Holder holds Notes through certain foreign intermediaries and such Holder and the foreign intermediary satisfy the certification requirements of applicable Treasury regulations.

Special certification rules apply to Non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A Holder that cannot satisfy the requirements described above will be subject to a 30 percent U.S. federal withholding tax with respect to payments of interest unless such Holder provides us a properly executed (1) IRS Form W-8BEN (or applicable successor form) claiming an exemption from, or reduction in, withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or applicable successor form) stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with the conduct of a trade or business in the United States by such Holder. Interest effectively connected with the conduct by a Non-U.S. Holder of a U.S. trade or business will be subject to U.S. federal income tax generally in the same manner as if such Holder were a U.S. Holder and, in the case of a corporate Non-U.S. Holder, such interest also may be subject to the 30 percent branch profits tax (or such lower rate as provided in an applicable income tax treaty).

Information Reporting and Backup Withholding

Payments to a Non-U.S. Holder made through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the payee certifies it is not a U.S. person or otherwise establishes an exemption. Any such payments made through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting, but not backup withholding, unless the broker has evidence in its records that the payee is not a U.S. person and has no knowledge or reason to know to the contrary. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is furnished on a timely basis to the IRS.

11.          Additional Information. The Trust is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC.  The Company is not so subject.  Such reports, proxy statements and other information can be inspected and copied at the Office of Investor Education and Advocacy of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such material can be obtained from the Office of Investor Education and Advocacy of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.

The Trust has filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, providing certain information with respect to the Put Option. The Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The documents listed below (as such documents may be amended from time to time) contain important information about the Company and its financial condition.

•                                          The Trust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010;

•                                          The Trust’s Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2011;

•                                          The Trust’s Current Reports on Form 8-K filed with the SEC on February 9, 2011, February 15, 2011, April 5, 2011 (solely with respect to the information set forth in Item 2.06 thereof), April 28, 2011, May 17, 2011, May 25, 2011 and August 9, 2011;

•                                          All documents filed with the SEC by the Trust pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of this Notice and prior to the expiration date of the Put Option; and

•                                          The description of the Common Shares that is contained in the Trust’s Registration Statements on Form 8-A as have been filed with the SEC and amended from time to time.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

If a material change occurs in the information set forth in this Notice, we will amend the Schedule TO accordingly.

12.          No Solicitations.  Neither the Trust nor the Company has employed any persons to make solicitations or recommendations in connection with the Put Option.

13.          Definitions.  All capitalized terms used but not specifically defined this Put Right Notice shall have the meanings given to such terms in the Indenture and the Notes.

14.          Conflicts.  In the event of any conflict between this Put Right Notice on the one hand and the terms of the Indenture or the Notes or any applicable laws on the other hand, the terms of the Indenture or the Notes or applicable laws, as the case may be, will control.

None of the Company, the Trust or their respective employees, or the Trust’s board of trustees, is making any recommendation to any Holder as to whether to surrender or refrain from surrendering Notes for repurchase pursuant to this Put Right Notice. Each Holder must make such Holder’s own decision whether to surrender such Holder’s Notes for repurchase and, if so, the principal amount of Notes to surrender based on their own assessment of the current market value of the Notes and the Common Shares and other relevant factors.

ANNEX A

BOARD OF TRUSTEES AND EXECUTIVE OFFICERS

The following table sets forth the names of each of the members of the Trust’s board of trustees and each of the Trust’s executive officers.

Trustees

Name	Title
Randall M. Griffin	Chief Executive Officer, Trustee
Jay H. Shidler	Trustee
Clay W. Hamlin, III	Trustee
Thomas F. Brady	Trustee
Robert L. Denton	Trustee
U.S. Rear Admiral (Ret.) Elizabeth A. Hight	Trustee
David M. Jacobstein	Trustee
Steven D. Kesler	Trustee
Richard Szafranski	Trustee
Kenneth D. Wethe	Trustee

Executive Officers

Name	Title
Randall M. Griffin	Chief Executive Officer
Roger A. Waesche	President and Chief Operating Officer
Stephen E. Riffee	Executive Vice President and Chief Financial Officer
Wayne Lingafelter	Executive Vice President, Development & Construction Services
Karen M. Singer	Senior Vice President, General Counsel and Secretary

The business address of each person set forth above is c/o Corporate Office Properties Trust, 6711 Columbia Gateway Drive, Suite 300, Columbia, Maryland 21046 and the telephone number there is (443) 285-5400.

ANNEX B

FORM OF PUT RIGHT REPURCHASE NOTICE

TO:                            CORPORATE OFFICE PROPERTIES, L.P.

WELLS FARGO BANK, NATIONAL ASSOCIATION

Pursuant to the terms of the Indenture and the Notes, the undersigned registered owner of this Note hereby irrevocably acknowledges receipt of a notice from Corporate Office Properties, L.P. (the “Company”) regarding the right of holders to elect to require the Company to repurchase the Notes and requests and instructs the Company to repurchase the entire principal amount of this Note, or the portion thereof (which is $1,000 or an integral multiple thereof) below designated, in accordance with the terms of the Indenture at the price of 100% of such entire principal amount or portion thereof, together with accrued and unpaid interest up to, but not including, the Repurchase Date, to the registered holder hereof. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture.  The Notes shall be repurchased by the Company as of the Repurchase Date pursuant to the terms and conditions specified in the Indenture.

NOTICE: The above signatures of the holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

Dated:

Signature(s):

NOTICE: The above signatures of the holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

Note Certificate Number (if applicable):

Principal amount to be repurchased (if less than all):

Social Security or Other Taxpayer Identification Number: